1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Common Share Ex-dividend Date July 6th
Hsinchu, Taiwan, R.O.C. – June 21, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced that the ex-dividend date for TSMC common shares shall be July 6th, 2010. The cash dividend is NT$2.99973242 for each common share.
The above-mentioned dividend is calculated based on the dividend distribution, as approved by the Company’s shareholder meeting on June 15th, 2010, and the actual number of common shares outstanding on the record date for the distribution. As a result of the employee stock options exercised between the day the Company’s board proposed said dividend distribution, and the record date of the distribution, the total number of outstanding common shares has increased slightly, resulting in a miniscule difference in the per-share dividends from the per-share numbers proposed by the Company’s board on February 9th, 2010.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125038	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 21, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer